UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Form 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2012	Commission File Number: 001-35393

PRETIUM RESOURCES INC.

(Name of registrant)

570 Granville Street, Suite 1600
Vancouver, British Columbia
Canada V6C 3P1

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐ Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Enclosed:

Material Change Report

Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Pretium Resources Inc. #1600 – 570 Granville Street Vancouver, BC V6C 3P1
Item 2	Date of Material Change May 15, 2012
Item 3	News Release The news release dated May 15, 2012 was disseminated through Marketwire’s Canadian and U.S. timely Disclosure, plus United Kingdom, and filed on SEDAR on May 15, 2012.
Item 4
Summary of Material Change

The Company reported that the drill results from its high-grade gold Brucejack Project in northern British Columbia continue to confirm the projection and continuity of high-grade mineralization in the Valley of the Kings.

Item 5	Full Description of Material Change

5.1  Full Description of Material Change

The Company reported that the drill results from its high-grade gold Brucejack Project in northern British Columbia continue to confirm the projection and continuity of high-grade mineralization in the Valley of the Kings.  (See Table 1 below for assays.)

Selected highlights from the Valley of the Kings include:

●   Hole SU-316 intersected 1,855 grams of gold per tonne uncut over 0.54 meters (54 ounces gold per ton over 1.8 feet);

●   Hole SU-325 intersected 1,590 grams of gold per tonne uncut over 0.59 meters (46 ounces gold per ton over 1.9 feet).

The high-grade intercept (previously unreported) from hole SU-316 was intersected 566 meters down-hole in an area of projected Inferred mineral resources, and approximately 264 meters down-hole from the previously reported SU-316 intercept of 9,110 grams of gold per tonne uncut over 0.5 meters (see news release dated April 30, 2012).  All assays for hole SU-316 have now been reported.

The high-grade intercept from hole SU-325, which occurred in a longer interval grading 169.1 grams of gold per tonne uncut over 9.13 meters, was collared in the eastern area of the Valley of the Kings in the vicinity of holes SU-230 and SU-237 from the 2011 drill program.  Step-out holes SU-312 and SU-321 were drilled on the eastern margin of the Valley of the Kings, and confirm the high-grade mineralization is open down plunge to the east.

Hole SU-322 intersected 64.3 grams of gold per tonne over 5.7 meters, 30 meters up dip from the bonanza-grade intercept in hole SU-115 grading 18,755 grams of gold per tonne over 0.6 meters, confirming the projection of high-grade gold along trend.

Hole SU-314, which was drilled as a test of the extension of the R8 Zone in the West Zone, encountered 27.2 grams of gold per tonne over 20.57 meters, demonstrating the potential to add to West Zone mineralization at depth.

Table 1: Selected Brucejack Project Drill Results, May 2012 (SU-311 to SU-325)(1,4)

Hole No.	Collar Coords.	Dip/ Azimuth		From (meters)	To (meters)	Interval (meters)	Gold (g/t)	Silver (g/t)	Capping(2)
VALLEY OF THE KINGS
SU-311	6257885N 426575E	-45/360		389.5	392.5	3.0	10.68	244.0
				403.0	406.0	3.0	11.83	13.40
SU-312	6257849N 426683E	-65/360		320.5	342.5	22.0	15.46	39.65
			incl	339.5	342.5	3.0	96.72	50.75
SU-313	6258045N 426680E	-55/180		217.12	217.63	0.51	189.5	62.60
				307.5	309	1.5	11.60	733.0
SU-315	6257885N 426575E	-65/360		260.5	262.0	1.5	727.0	411.0
				316.0	329.5	13.5	39.29	35.52
			incl	325.0	326.5	1.5	311.0	247.0
SU-316(3)	6257930N 426473E	-75/30		302.62	326.75	24.13	29.71	119.66	2 Gold samples cut
			or	302.62	326.75	24.13	225.85	119.66	Uncut
			incl	302.62	303.12	0.5	9,110	4,030	Uncut
			incl	325.95	326.75	0.8	1,035	781	Uncut
				430.28	446.62	16.34	11.35	11.00
			incl	430.28	430.86	0.58	141.0	85.00
				522.34	522.94	0.6	53.00	17.30
				566.21	566.75	0.54	1,855	586.0	Uncut
SU-317	6258105N 426475E	-50/180		211.5	221	9.5	35.55	22.34
			incl	218.0	221.0	3.0	93.20	45.10
SU-318(3)	6257857N 426500E	-70/270		29.5	36.75	7.25	3.06	45.14
				61.41	71.0	9.59	42.38	68.58	1 Gold sample cut
				61.41	71.0	9.59	114.64	68.58	Uncut
			incl	61.41	62.11	0.7	1,490	856	Uncut
				261.0	262.5	1.5	47.8	67.0
				297.5	299.0	1.5	21.7	9.8
SU-319	6258090N 426612E	-45/180		174.08	177.4	3.32	25.52	28.61
			incl	176.75	177.4	0.65	120.00	60.4
SU-320(3)	6257900N 426550E	-45/0		9.56	20.82	11.26	14.88	32.87
			incl	9.56	10.06	0.5	305.0	239.0
				134	135.5	1.5	29.60	8.8
				422.5	424.0	1.5	97.7	42.2

SU-321	6258100N 426705E	-45/180		161.5	169.0	7.5	12.28	10.94
			incl	161.5	163.0	1.5	52.1	25.0
				399.47	405.5	6.03	7.52	22.81
SU-322	6257975N 426450E	-45/180		25.88	31.55	5.67	64.31	67.60
			incl	25.88	27.58	1.7	37.56	31.22
			incl	30.97	31.55	0.58	514.0	528.0
SU-324	6258165N 426475E	-50/180		264.0	268.5	4.5	10.33	9.97
SU-325	6258090N 426612	-55/180		15.36	16.53	1.17	31.40	757.0
				215.5	224.63	9.13	96.56	93.11	2 Gold samples cut
				215.5	224.63	9.13	169.1	93.11	Uncut
			incl	217.94	218.2	0.26	574.0	232.0	Uncut
			incl	224.04	224.63	0.59	1,590	744.0	Uncut
				286.0	290.5	4.5	14.84	11.30
				395.15	395.65	0.5	124.5	62.00
WEST ZONE
SU-314	6258863N 426677E	-75/135		289.5	310.07	20.57	27.18	398.71
			incl	299.0	302.0	3.0	85.45	854.50
			incl	306.5	309.0	2.5	104.12	1,049.20

(1)True thickness to be determined.
(2)Unless otherwise indicated as uncut, all gold assays over 500 g/t were cut to 500 g/t.
(3)Previously reported: Hole SU-316 intervals 302.62 to 326.75; Hole SU-318 intervals 29.5 to 62.11 and Hole SU-320 intervals 9.56 to 135.5
(4)All samples were submitted for preparation and analysis by ALS Chemex at its facilities in Terrace, B.C. All samples were analyzed using multi-digestion with ICP finish. Samples over 100 ppm silver were reanalyzed using four acid digestion with an ore grade AA finish. Samples over 1,000 ppm silver were fire assayed with a gravimetric finish. Samples with over 10 ppm gold were fire assayed with a gravimetric finish. One in 10 samples was blank, one in 20 was a standard sample, and differing one in 20 samples was a field duplicate one-quarter split core assayed at ALS Chemex in Vancouver, B.C.

Assay results for completed drilling will be reported as they are received over the course of the 2012 drilling season.

Kenneth C. McNaughton, M.A.Sc., P.Eng., Chief Exploration Officer, Pretium Resources Inc. is the Qualified Person (QP) responsible for the Brucejack Project exploration program.

Forward Looking Statements

This Press Release contains "forward-looking information" and "forward looking statements" within the meaning of applicable Canadian and United States securities legislation. Forward-looking information may include, but is not limited to, risks related to unsatisfactory results of due diligence, the ability to satisfy the conditions of closing of Offering and general economic conditions, our planned exploration and development activities, the adequacy of Pretivm's financial resources, the estimation of mineral resources, realization of mineral resource estimates, timing of development of Pretivm's Brucejack Project, costs and timing of future exploration, results of future exploration and drilling, production and processing estimates, capital and operating cost estimates, timelines and similar statements relating to the economic viability of the Brucejack Project, timing and receipt of approvals, consents and permits under applicable legislation, Pretivm's executive compensation approach and practice, and adequacy of financial resources. Wherever possible, words such as "plans", "expects", "projects", "assumes", "budget", "strategy", "scheduled", "estimates", "forecasts", "anticipates", "believes", "intends" and similar expressions or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative forms of any of these terms and similar expressions, have been used to identify forward-looking statements and information. Statements concerning mineral resource estimates may also be deemed to constitute forward-looking information to the extent that they involve estimates of the mineralization that will be encountered if the property is developed. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance are not statements of historical fact and may be forward-looking information.  Forward-looking information is subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied by the forward-looking information, including, without limitation, those risks identified in Pretivm's prospectus supplement to the short form base shelf prospectus dated March 19, 2012 filed on SEDAR at www.sedar.com and in the United States through EDGAR at the SEC’s website at www.sec.gov. Forward-looking information is based on the expectations and opinions of Pretivm's management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise. We do not assume any obligation to update forward-looking information, whether as a result of new information, future events or otherwise, other than as required by applicable law. For the reasons set forth above, prospective investors should not place undue reliance on forward-looking information.

Neither the TSX nor the NYSE has approved or disapproved of the information contained herein.

5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph Ovsenek, Chief Development Officer & Vice President Phone: 604-558-1784
Item 9	Date of Report Dated at Vancouver, BC, this 16th day of May, 2012

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 17, 2012	PRETIUM RESOURCES INC.
	By:	/s/ Joseph J. Ovsenek
		Name:	Joseph J. Ovsenek
		Title:	Vice President, Chief Development Officer